EXHIBIT 99.2

Telkom SA Limited
(Registration Number 1991/005476/06)
ISIN ZAE000044897
JSE and NYSE Share Code TKG
("Telkom" or "the Company")

Change in directorate

In compliance with paragraph 3.59 of the JSE Listings Requirements and in accordance with the company's articles of association, shareholders are advised that the Class B shareholder's representative on the Board of Telkom, Mr AG Rhoda has resigned as a director of Telkom with immediate effect. The Class B shareholder has nominated Mr B Molefe, who was Mr Rhoda's alternate, to serve on the Board of Telkom with immediate effect.

3 July 2008
Pretoria
Sponsor: UBS South Africa